Exhibit 99.1

Maris-Tech Announces Record Order Backlog of Approximately $11,000,000

2026 marks the first year in which the Company has won governmental tenders as a leading prime contractor

Rehovot, Israel, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (AI) accelerated video solutions for edge platforms, today announced that the Company’s order backlog as of November 8, 2026, reached a record high of approximately $11,000,000.

The Company defines backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized and the Company considers valid. The backlog consists of executed purchase orders from new and existing customers with which we have had long-standing relationships and from governmental agencies. Revenue from orders included in backlog will generally be recognized upon satisfaction of the Company’s applicable performance obligations, and backlog is not necessarily indicative of future revenues or earnings.

“We are very pleased with the successes of 2026, gaining new and repeat business that is also reflected in a record backlog of orders. We believe that our record backlog reflects the continued demand for our innovative defense and AI-powered solutions. We eagerly anticipate meeting the challenges, expectations and goals of 2027,” said Israel Bar, Chief Executive Officer of Maris-Tech.

Forward-Looking Statements Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe”, “expect”, “may”, “should”, “could,” “seek”, “intend”, “plan”, “goal”, “estimate”, “anticipate” or other comparable terms. For example, we are using forward-looking statements when we discuss the anticipated fulfillment of the Company’s order backlog, the demand for the Company’s defense and AI-powered solutions, and the Company’s anticipation of meeting the challenges, expectations and goals of 2027. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on May 15, 2026, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO

Tel: +972-72-2424022

Nir@maris-tech.com